Change Log for Form SBSE-A/A

Applicant Name: BNP Paribas SA
Date: 06/19/2023
NFA No. : 0247694

Date	Question/Page #	Description of Change
06/19/2023	Page 3, Question 18	Changed the number of Principals from 21 to 20 to reflect that Fields Wicker-Miurin no longer serves on the BNP Paribas Board of Directors.
06/19/2023	Schedule A	Updated the list to reflect that Fields Wicker-Miurin no longer serves on the BNP Paribas Board of Directors.
07/06/2023	Schedule B, Schedule F (Section II), and Change Log	All documents updated to remove "Confidential" stamp in footer.